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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-25016

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB       [ ] Form 20-F     [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K            [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K            [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        Part I -- Registrant Information

Full Name of Registrant:    T-NETIX, Inc.

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):                       2155 Chenault Drive, Suite 410
City, State and Zip Code:                         Carrollton, TX 75006



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                       Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III -- Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The fiscal year end December 31, 2001 annual audit of T-NETIX, Inc. (the "Company") has not yet been completed. A part of the audit that has not yet been completed relates to the Company's assessment of the impact of the April 1, 2002 maturity of the Company's existing secured line of credit. The Company is currently in negotiations with its current lender and other lenders to extend or replace the existing secured line of credit.

As of the date of this filing, management of the Company is currently unable to fully assess and evaluate the impact of the above financial arrangements and finalize the Form 10-K and related financial statement disclosures in a materially accurate manner. This delay could not be eliminated without unreasonable effort or expense to the Company. Within fifteen days of the prescribed due date of such Form 10-K, management expects to have had the opportunity to resolve the above issues and finalize its Form 10-K for filing.


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                           Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

    Wayne Johnson         (972)  241-1535
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    (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  T-NETIX, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2002          By: /s/ Thomas E. Larkin
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                                 Thomas E. Larkin
                                 Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).